Exhibit 99.2

CORE AI HOLDINGS, INC.

(formerly known as Siyata Mobile Inc.)

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On February 26, 2025, Core Gaming, Inc. (“Core Gaming”) entered into a Merger Agreement (the “Merger Agreement”) with Siyata Mobile Inc., a corporation existing under the laws of the Province of British Columbia (“Siyata Mobile”) and Siyata Core Acquisition U.S., Inc., a wholly-owned subsidiary of Siyata Mobile (“Merger Sub”) (the “Merger”). Upon completion of the Merger on October 3, 2025, (i) Core Gaming merged with and into Merger Sub, with Core Gaming continuing as the surviving entity and a wholly owned subsidiary of Siyata Mobile, and (ii) in exchange for the outstanding shares of Core Gaming’s common stock, Siyata Mobile issued 67,302,300 (16,825,577 after the 4-1 reverse split) common shares to the shareholders of Core Gaming based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of Siyata Mobile’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger. In connection with the Merger, Siyata Mobile Inc. was re-named Core AI Holdings, Inc. (“Core Holding”), and effective a 4-1 reverse stock split on October 7, 2025. Newbyera Technology Limited (“Newbyera”) is the sole operating subsidiary of Core Gaming.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2025

	Core Gaming (Historical)	Siyata Mobile (Historical)	Transaction accounting adjustments	Notes	Core Holding (Pro Forma Combined)
Assets
Current
Cash	3,180,395	6,483,881			9,664,276
Trade And Other Receivables	11,239,789	689,585			11,929,374
Prepaid Expenses	922,499	665,716	(901,545)	[2G]	259,670
			(427,000)	[2I]
Inventory	-	1,510,945			1,510,945
Advance To Suppliers	-	889,513	901,545	[2G]	1,791,058
	15,342,683	10,239,640			25,155,323
Long Term Receivable	-	197,683			197,683
Right Of Use Assets	-	436,424			436,424
Equipment	-	145,231			145,231
Intangible Assets	870	9,051,852			9,052,722
Goodwill	-	-	12,616,138	[2A]	12,616,138
Total Assets	15,343,553	20,070,830			47,603,521

Liabilities and Shareholders’ Equity
Current
Loans to Financial Institutions	-	218,873			218,873
Sale of future receipts	-	273,283			273,283
Tax payable	21,358	-	(21,358)	[2H]	-
Accounts Payable And Accrued Liabilities	13,905,136	1,989,004	2,000,000	[2B]	17,915,498
			21,358	[2H]	-
Short Term Lease Liability	-	293,611			293,611
Warrant Liability	-	252,236			252,236
	13,926,494	3,027,007			18,953,501
Long Term Lease Liability	-	211,474			211,474
	-	211,474			211,474
Total Liabilities	13,926,494	3,238,481			19,164,975

Shareholders’ Equity
Share Capital	2,569,566	125,424,413	(125,424,413)	[2C]	32,018,053
			29,448,487	[2C]
Reserves		14,927,501	(14,927,501)	[2D]	-
Accumulated Other Comprehensive Loss	(10,297)	98,870	(98,870)	[2E]	(10,297)
Retained Deficit	(1,142,210)	(123,618,435)	123,618,435	[2F]	(3,569,210)
			(2,000,000)	[2B]
			(427,000)	[2I]
	1,417,059	16,832,349			28,438,546
Total Liabilities and Shareholders’ Equity	15,343,553	20,070,830			47,603,521

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Core Gaming (Historical)	Siyata Mobile (Historical)	Transaction accounting adjustments	Notes	Core Holding (Pro Forma Combined)
Revenue	28,854,393	4,503,110			33,357,503
Cost Of Sales	(29,479,919)	(3,675,546)			(33,155,465)
Gross Profit/(Loss)	(625,526)	827,564			202,038

Expenses
Amortization And Depreciation	-	831,802			831,802
Development Expenses	-	331,600			331,600
Selling And Marketing	-	2,238,228			2,238,228
General And Administrative	433,989	2,640,496			3,074,485
Inventory Impairment	-	37,200			37,200
Inventory Loss (Income) From Water Damage	-	-			-
Bad Debts (Recovered)	(238,491)	68,499			68,499
Equity promotion and marketing	-	938,750			938,750
Foreign Exchange	(136)	-	136	[2G]	-
Other income	(71,942)	-	71,942	[2G]	-
Total Operating Expenses	123,420	7,086,575			7,282,073

Net Operating Loss	(748,946)	(6,259,011)			(7,080,035)

Other income
Investment income	-	-	71,942	[2G]	71,942

Other Expenses
Finance Expense - net	20,944	1,763,864			1,784,808
Foreign Exchange		95,880	(136)	[2G]	95,744
Change in reserve for claims	-	(484,609)			(484,609)
Gain on settlement of derivative	-	(36,882)			(36,882)
Total Other Expenses	20,944	1,338,253			1,359,061
Loss Before Income Tax	(769,890)	(7,597,264)			(8,367,154)
Income tax expense	-	-			-
Net Loss for The Period	(769,890)	(7,597,264)			(8,367,154)
Other Comprehensive Income	6,355	-			6,355
Comprehensive Loss For the Period	(763,535)	(7,597,264)			(8,360,799)

Weighted average shares (adjusted)	16,390,134	969,027			17,359,161
Basic and diluted loss per share (adjusted)	(0.05)	(7.84)			(0.48)

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2024

	Core Gaming (Historical)	Siyata (Historical)	Transaction accounting adjustments	Notes	Pro Forma Combined
Assets
Current
Cash	5,559,276	181,730			5,741,006
Trade And Other Receivables	13,325,104	1,404,180			14,729,284
Prepaid Expenses	2,141,620	119,802	(2,136,768)	[G]	124,654
Inventory	-	3,942,896			3,942,896
Advance To Suppliers	-	33,672	2,136,768	[G]	2,170,440
	21,026,000	5,682,280			26,708,280
Long Term Receivable	-	181,584			181,584
Right Of Use Assets	-	582,485			582,485
Equipment	-	157,820			157,820
Intangible Assets	1,510	8,285,036			8,286,546
Goodwill	-	-	13,856,507	[A]	13,856,507
Total Assets	21,027,510	14,889,205			49,773,222

Liabilities and Shareholders’ Equity
Current
Loans to Financial Institutions	-	2,077,290			2,077,290
Sale of future receipts	-	1,688,435			1,688,435
Tax payable	21,269	-	(21,269)	[H]	-
Accounts Payable And Accrued Liabilities	19,036,066	5,497,957	1,000,000	[B]	25,555,292
			21,269	[H]	-
Amount due to related parties					-
Short Term Lease Liability	-	296,366			296,366
Warrant Liability	-	1,069,513			1,069,513
	19,057,335	10,629,561			30,686,896
Long Term Lease Liability	-	338,373			338,373
	-	338,373			338,373
Total Liabilities	19,057,335	10,967,934			31,025,269

Shareholders’ Equity
Share Capital	2,397,484	104,916,071	(104,916,071)	[C]	20,175,262
			17,777,778	[C]
Reserves		14,927,501	(14,927,501)	[D]	-
Accumulated Other Comprehensive Loss	(15,087)	98,870	(98,870)	[E]	(15,087)
Retained Deficit	(412,222)	(116,021,171)	116,021,171	[F]	(1,412,222)
			(1,000,000)	[B]
	1,970,175	3,921,271			18,747,953
Total Liabilities and Shareholders’ Equity	21,027,510	14,889,205			49,773,222

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Newbyera (Historical)	Siyata Mobile (Historical)	Transaction accounting adjustments	Notes	Core Holding (Pro Forma Combined)
Revenue	79,465,587	11,629,572			91,095,159
Cost Of Sales	(77,812,937)	(9,487,165)			(87,300,102)
Gross Profit	1,652,650	2,142,407			3,795,057

Expenses
Amortization And Depreciation	-	1,679,839			1,679,839
Development Expenses	-	625,023			625,023
Selling And Marketing	-	4,480,013			4,480,013
Equity promotion and marketing	-	5,920,239			5,920,239
Inventory Impairment	-	230,312			230,312
General And Administrative	1,182,360	4,859,690			6,042,050
Bad Debts (Recovered)	1,570,860	6,926			1,577,786
Impairment of intangibles	-	279,828			279,828
Share-Based Payments	-	283,301			283,301
Foreign Exchange	(28,206)	-	28,206	[2G]	-
Other income	(335,697)	-	335,697	[2G]	-
Total Operating Expenses	2,389,317	18,365,171			21,118,391

Net Operating Loss	(736,667)	(16,222,764)			(17,323,334)

Other income
Investment income	-	-	335,697	[2G]	335,697

Other Expenses
Finance Expense	6,915	3,541,594			3,548,509
Loss on issuance	-	6,267,400			6,267,400
Loss on extinguishment of financial liability	-	601,163			601,163
Impairment of investment	-	1,300,000			1,300,000
Foreign Exchange	-	8,523	(28,206)	[2G]	(19,683)
Change in preferred share liability	-	(386,022)			(386,022)
Gain on settlement of derivative	-	(3,723,827)			(3,723,827)
Change In Fair Value of Warrant Liability	-	(48,681)			(48,681)
Transaction Costs	-	1,487,800	2,000,000	[2B]	3,487,800
Total Other Expenses	6,915	9,047,950			11,026,659
Loss Before Income Tax	(743,582)	(25,270,714)			(28,014,296)
Income tax expense	2,070	-			2,070
Net Loss for The Period	(745,652)	(25,270,714)			(28,016,366)
Other Comprehensive Loss	(36,650)	-			(36,650)
Comprehensive Loss For the Period	(782,302)	(25,270,714)			(28,053,016)

Weighted average shares (adjusted)	16,390,134	40,849			16,430,983
Basic and diluted loss per share (adjusted)	(0.05)	(618.63)			(1.71)

Note 1 – Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X.

The unaudited pro forma condensed combined balance sheet was prepared using the unaudited historical balance sheet of Siyata Mobile as of June 30, 2025 and the unaudited historical balance sheet of Core Gaming Inc. as of June 30, 2025, taking into account the pro forma effect of the Merger. Siyata Mobile’s, Core Gaming’s and Newbyera’s fiscal years ended on December 31.

Core Gaming Inc. was incorporated on May 24, 2024, and acquired Newbyera in August 2024. Core Gaming’s primary activity through December 31 2024 has been investment holding of Newbyera. The unaudited pro forma condensed combined statements of loss were prepared using:

● the historical audited consolidated statement of loss of Siyata Mobile for the year ended December 31, 2024;

● the historical unaudited consolidated statement of loss of Siyata Mobile for the six months ended June 30, 2025;

● the historical unaudited statement of loss of Newbyera for the year ended December 31, 2024; and

● the historical unaudited consolidated statement of loss of Core Gaming for the six months ended June 30, 2025.

Siyata Mobile’s, Core Gaming’s and Newbyera’s historical financial statements were prepared in accordance with International Financial Reporting Standards and are presented in U.S. dollars. Certain reclassifications have been made to the historical financial statements of Core Gaming and Newbyera to conform to the financial statement presentation to be adopted by the combined company. These adjustments are related to the presentation of prepayment, foreign currency exchange gain, other incomes and tax payables. All such adjustments and reclassifications have been included in Pro Forma Adjustments in the Unaudited Pro Forma Condensed Combined Balance Sheet and Unaudited Pro Forma Condensed Combined Statement of Loss.

Because the former stockholders of Core Gaming own 84.5% of Core Holding’s outstanding common shares immediately following the closing of the Merger, and the management of Core Gaming will assume key positions in the management of Core Holding, Core Gaming is deemed to be the acquiring company for accounting purposes, and the Merger is accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. Accordingly, the assets and liabilities of Core Holding will be measured at fair value and added to the assets and liabilities of Core Gaming, and the historical results of operations of Core Gaming will be reflected in the results of operations of Core Holding following the merger.

The total acquisition consideration (for accounting purposes) is equal to fair value of the number of equity interests that Core Gaming would have had to issue to give the owners of Siyata Mobile the same percentage equity interest in the combined company that results from the Merger. The related fair value of equity interests of Core Gaming is based on preliminary management valuations.

Under the acquisition method of accounting, identifiable assets and liabilities of Siyata Mobile will be recorded based on their estimated fair values as of the Effective Time. Goodwill is calculated as the difference between the estimated acquisition consideration and fair values of identifiable net assets acquired.

The estimated acquisition consideration and the preliminary allocation of the estimated acquisition consideration are, in part, based upon a preliminary management valuation, as described below, and estimates and assumptions are subject to change.

June 30, 2025
Cash	6,483,881
Trade and other receivables	689,585
Prepaid expenses	665,716
Inventory	1,510,945
Advance to suppliers	889,513
Long Term Receivable	197,683
Right Of Use Assets	436,424
Equipment	145,231
Intangible Assets	9,051,852
Fair value of assets acquired	20,070,830

Loans to Financial Institutions	218,873
Sales of future receipts	273,283
Accounts payable and accrued liabilities	1,989,004
Lease obligations	293,611
Warrant and preferred share liability	252,236
Long Term Lease Liability	211,474
Fair value of liabilities acquired	3,238,481

Fair value of pro forma net assets acquired	16,832,349
Goodwill	12,616,138
Total estimated consideration (for accounting purpose)	29,448,487

The final determination of the fair value of the identifiable net assets acquired may change significantly from these preliminary estimates. The actual acquisition accounting of the Merger will be based on the fair value of the acquisition consideration and the fair values of Siyata Mobile’s assets and liabilities as of the effective time.

Note 2 – Pro Forma Adjustments

The pro forma adjustments in the unaudited pro forma condensed combined financial information, which represent only transaction accounting adjustments, are as follows:

[A]	To record the goodwill from Core Gaming’s acquisition of Siyata Mobile (for accounting purpose)
[B]	To record the transaction costs for the Merger
[C]	To record the exchange of Core Gaming’s common stock for Siyata Mobile’s common shares
[D]	To eliminate Siyata Mobile’s historical reserves
[E]	To eliminate Siyata Mobile’s historical other comprehensive loss
[F]	To eliminate Siyata Mobile’s historical deficit
[G]	To reclass certain balances to confirm to the combined company’s presentation
[H]	To reclass certain balances to confirm to the combined company’s presentation
[I]	To reclass certain balances to confirm to the combined company’s presentation

Note 3 – Loss Per Share

Net loss per share is calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Merger, assuming the shares were outstanding since January 1, 2024. As the Merger is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Merger have been outstanding for the entire periods presented. The number of shares outstanding at June 30, 2025 and the average number of shares outstanding for the six months ended June 30, 2025 and the year ended December 31, 2024, have also been adjusted retrospectively due to the 4-1 reverse stock split that occurred on October 7, 2025.